Skadden, Arps, Slate, Meagher & Flom llp

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New York, NY 10001

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TEL: (212) 735-3000

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www.skadden.com

October 27, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

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RE:	Arbor Rapha Capital Bioholdings Corp. I

Amendment No. 1 to Registration Statement on Form S-1

Filed October 8, 2021 File No. 333-259516

Ladies and Gentlemen:

This letter sets forth responses of Arbor Rapha Capital Bioholdings Corp. I (the “Company”) to the comments of the staff (the "Comment Letter") of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated October 27, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, via EDGAR, Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”) in response to the Staff’s comments.

For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

U.S. Securities and Exchange Commission

October 27, 2021

Amendment No. 1 to Registration Statement on Form S-1 filed October 8, 2021

Risk Factors

There have been and may in the future be changes..., page 68

1.	Staff’s Comment: We note your response to comment 1, as well as your amended disclosure. In addition, we note your discussion that future changes to the "accepted accounting for special purpose acquisition companies" may change how you expect to account for your warrants on your balance sheet and could result in an accounting error in previously issued financial statements. We further note your disclosure that such changes would cause you to amend the terms of the warrants to maintain a certain accounting treatment. Please address the following:

•	What “accepted accounting for special purpose acquisition companies” means and how it relates to the requirements in Regulation S-X that the financial statements must be prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”);

•	How “a change” in accounting could result in an accounting error when the U.S. GAAP definition of an “accounting change” explicitly scopes out “the correction of an error in previously issued financial statements”; and

•	Why the accounting for the warrants determines the terms and conditions of the warrants.

Response: In accordance with our discussion with the Staff, we have deleted the above referenced risk factor from the Revised Registration Statement.

Please contact me at (212) 735-3574 should you require further information.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Arbor Rapha Capital Bioholdings Corp. I
Ivan Kaufman, CEO